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FORM 4

/X/  Check this box if no longer                         OMB APPROVAL
     subject to Section 16,                          OMB NUMBER: 3235-0287
     Form 4 or Form 5                             EXPIRES: SEPTEMBER 30, 1998
     obligations may continue.                      ESTIMATED AVERAGE BURDEN
     See Instruction 1(b)                            HOURS PER RESPONSE 0.5

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
1.   Name and Address of Reporting Person*

     Rhynes                          Mark                        H
     (Last)                         (First)                   (Middle)

     1522 West Manchester Ave.
     (Street)

     Los Angeles                      CA                        90047
     (City)                         (State)                     (Zip)

2.   Issuer Name and Ticker or Trading Symbol

     IPOConsulting.net, Inc.

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Year

     8/01

5.   If Amendment, Date of Original (Month/Year)

     n/a

6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)

     (   )  Director                              (   )  10% Owner
     (   )  Officer (give title below)            ( X )  Other (specify below)

     Former Officer and Director of Globalsoft Acquisition Group, Inc. IPOConsulting.net, Inc. is the successor issuer to Globalsoft Acquisition Group, Inc. for SEC reporting purposes.


7.   Individual or Joint/Group Filing (Check Applicable Line)

     ( X )  Form filed by One Reporting Person
     (   )  Form filed by More than One Reporting Person


                                                                       Page 1





Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Security                  2.  Transaction Date
    (Instr. 3)                             (Month/Day/Year)
--------------------------------------  ------------------------

a.  Common Stock, par value $.0001          8/20/2001
--------------------------------------  ------------------------

b.  Common Stock, par value $.0001          8/20/2001
--------------------------------------  ------------------------

c.
--------------------------------------  ------------------------

d.
--------------------------------------  ------------------------

e.
--------------------------------------  ------------------------

f.
--------------------------------------  ------------------------

3.  Transaction      4.  Securities Acquired (A) or
    Code                 Disposed of (D)
    (Instr. 8)           (Instr. 3, 4 and 5)
-------------------  -------------------------------------------
    Code       V        Amount       (A) or (D)      Price
---------   -------  -------------  -------------  -------------

a. J(see note 1)       9,500,000     D              (see note 1)
---------   -------  -------------  -------------  -------------

b. J(see note 3)       5,000         A              (see note 3)
---------   -------  -------------  -------------  -------------

c.
---------   -------  -------------  -------------  -------------

d.
---------   -------  -------------  -------------  -------------

e.
---------   -------  -------------  -------------  -------------

f.
---------   -------  -------------  -------------  -------------



5.  Amount of Securities        6. Ownership Form:  7. Nature of Indirect
    Benificially Owned             Direct (D) or       Beneficial Ownership
    at End of Month                Indirect (I)
                                   (Instr. 4)          (Instr. 4)
    (Instr. 3 and 4)

------------------------------  ------------------  --------------------

a.  0                               D                  (see note 2)
------------------------------  ------------------  --------------------

b.  5,000                           D                  (see note 2)
------------------------------  ------------------  --------------------

c.
------------------------------  ------------------  --------------------

d.
------------------------------  ------------------  --------------------

e.
------------------------------  ------------------  --------------------

f.
------------------------------  ------------------  --------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. If the form is filed by more than one reporting person, see Instruction 4(b)(v).


                                                                        Page 2






FORM 4 (continued) Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned(e.g, puts, calls, warrants, options, convertible securities)

1. Title of     2. Conver-    3. Transac- 4. Transac-   5. Number of
   Derivative      sion or       tion        tion          Derivative
   Security        Exercise      Date        Code          Securities
   (Instr. 3)      Price         (Month/                   Acquired (A) or
                   of            Day/        (Instr. 8)    Disposed of (D)
                   Derivative    Year)                     (Instr. 3, 4 and 5)
                   Security      -------------  --------------------
                                            Code     V        (A)       (D)
--------------  --------------  ----------  ----   ------  --------- ---

a.
--------------  --------------  ----------  ----   ------  --------- ---

b.
--------------  --------------  ----------  ----   ------  --------- ---

c.
--------------  --------------  ----------  ----   ------  --------- ---

d.
--------------  --------------  ----------  ----   ------  --------- ---

e.
--------------  --------------  ----------  ----   ------  --------- ---

f.
--------------  --------------  ----------  ----   ------  --------- ---



6. Date Exercisable           7. Title and Amount of Underlying   8. Price of
   and Expiration                Securities                          Derivative
   Date                          (Instr. 3 and 4)                    Security
   (Month/Day/Year)                                                  (Instr. 5)

----------------------------  ---------------------------------
   Date           Expiration      Title            Amount or
   Exercisable    Date                             Number of
                                                   Shares
----------------- -----------  -----------------  --------------  ------

a.
----------------- -----------  -----------------  --------------  ------

b.
----------------- -----------  -----------------  --------------  ------

c.
----------------- -----------  -----------------  --------------  ------

d.
----------------- -----------  -----------------  --------------  ------

e.
----------------- -----------  -----------------  --------------  ------

f.
----------------- -----------  -----------------  --------------  ------

9. Number of         10. Ownership Form    11. Nature of
   Derivative            of Deriva-            Indirect
   Securities            tive                  Beneficial
   Beneficially          Security:             Ownership
   Owned at              Direct (D)            (Instr. 4)
   End of Month          or Indirect
   (Instr. 4)            (I) (Instr. 4)

-------------------  --------------------  -----------------

a.
-------------------  --------------------  -----------------

b.
-------------------  --------------------  -----------------

c.
-------------------  --------------------  -----------------

d.
-------------------  --------------------  -----------------

e.
-------------------  --------------------  -----------------

f.
-------------------  --------------------  -----------------



Explanation of Responses:

(1) Pursuant to an Agreement and Plan of Reorganization Mark H. Rhynes exchanged 9,500,000 shares of common stock of Globalsoft Acquisiton Group, Inc. which represented 100% of the total capitalization of Globalsoft Acquisiton Group, Inc., with IPCONSULTING.NET, INC. for 5,000 restricted common shares of IPOCONSULTING.NET, INC.

(2) Mark H. Rhynes was the control person of Globalsoft Acqusition Group, Inc.

(3) Pursuant to an Agreement and Plan of Reorganization Mark H. Rhynes acquired 5,000 restricted common shares of IPOCONSULTING.NET, INC. in exchange for 9,500,000 shares of common stock of Globalsoft Acquisiton Group, Inc. At the time of the Agreement the acquired 5,000 restricted common shares of IPOCONSULTING.NET, INC. represented 100% of the common shares issued and outstanding. According to John Tsai, President of IPOCONSULTING.NET, INC., there were 8,505,000 shares issued and outstanding as of August 23, 2001. Thus, the 5,000 restricted common shares of IPOCONSULTING.NET, INC. represent 0.06% of the total shares issued and outstanding.


/s/ Mark H. Rhynes                                       August 24, 2001
--------------------------------                    --------------------
Mark H. Rhynes                                               Date

** Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note. File three copies of this form, one of which must be manually signed.If space provided is insufficient, see Instruction 6 for procedure.

   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays
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